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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON ANNOUNCES EXTENSION OF BRÄUNSDORF LICENSE
ON SILVER CITY PROJECT

Toronto, Ontario – June 9, 2022 – Excellon Resources Inc. (TSX:EXN, NYSE:EXN, FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce the extension to September 30, 2025 of the 164 km2 Bräunsdorf exploration license (the “Bräunsdorf License”), composing part of the 340 km2 Silver City Project in Saxony, Germany.

“The Bräunsdorf License was the first piece of our Silver City Project and has been the primary focus of our exploration efforts since we arrived in Saxony in Q3 2019,” stated Brendan Cahill, President & CEO. “Our drilling programs on the license have delineated a high-grade epithermal silver system over tens of kilometres, that remains open with multiple targets yet to be followed up on and the new licenses we acquired last year yet to be explored. We also continue to be impressed by the regulatory efficiency of the jurisdiction and remain committed to Saxony for the foreseeable future. Finally, Globex Mining has been a great partner on the Bräunsdorf License and we look forward to earning a 100% interest in the license in Q3 this year.”

Excellon is earning into a 100% interest in the Bräunsdorf License pursuant to an option agreement (the “Option Agreement”) dated September 23, 2019 (as amended) between the Company’s subsidiary, Saxony Silver Corp., and Globex Mining Enterprises Inc. (TSX:GMX, OTCQX:GLBXF and FRA:G1MN) (“Globex”). The remaining components of consideration under the Option Agreement are:

●	Paying C$200,000 and issuing common shares of Excellon with a value equivalent to C$625,000 based on the 5-day volume-weighted average price (VWAP) on or before September 23, 2022; and
●	Granting Globex a gross metals royalty on the Bräunsdorf License equal to 3% of precious metals and 2.5% of other metals, which can be reduced to 2% and 1.5%, respectively, with a US$1,500,000 payment.

Excellon has also agreed to make a one-time C$300,000 payment upon the release of a maiden resource on the Bräunsdorf License and a one-time payment of C$700,000 upon the achievement of commercial production from the Bräunsdorf License.

The 340 km2 Silver City Project is located within a large, high-grade epithermal system and has a long history of mining dating back to the 12th century, with no modern-day exploration for precious metals.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, a high-grade silver mine producing in Mexico since 2005; Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Dan Hall, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: June 14, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer